Exhibit 99.1

Lithium Americas Reports 2022 Full Year and Fourth Quarter Results

March 31, 2023 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) has reported financial and operating results for the fourth quarter and year ended December 31, 2022.

HIGHLIGHTS

Argentina

Caucharí-Olaroz

  Construction is substantially complete and on track to deliver first production by end of H1 2023.

    Caucharí-Olaroz expects to ramp up in H2 2023 and reach full production rate of 40,000 tonnes per annum (“tpa”) of lithium carbonate by Q1 2024.

    Commissioning of the solvent exchange and purification plants are underway with additional purification necessary to achieve battery-quality expected to be completed in H2 2023 following the start of pre-commercial production. Ponds and liming plant are fully operational.

  As of March 30, 2023, the Company expects its remaining funding requirement to be less than $50 million for capital costs, valued added taxes and working capital to reach production and positive cash flow.

    The Company’s portion of funding in Q1 2023 was $38 million.

  Capital cost estimates and funding requirements have been updated to reflect current production schedule, increased operating costs and inflationary environment in Argentina.

    Total capital costs, on a 100% basis, have been updated to $979 million at the official Argentina exchange rate from $852 million previously, and compared to an estimated $645 million at the realized market-based exchange rate.

    Substantially all of the increase in capital costs since the 2020 feasibility study has been offset by realization of higher market-based exchange rate for Argentine pesos.

  Development planning for Stage 2 expansion of at least 20,000 tpa of lithium carbonate continues to progress to align with completion of Stage 1.

Pastos Grandes Basin

  The Company continues to advance the Pastos Grandes’ $30 million development plan, targeting completion of the plan and a construction decision in Q4 2023.

  On December 20, 2022, the Company entered into a definitive arrangement agreement to acquire Arena Minerals Inc. (“Arena Minerals”) for $227 million in shares (on a 100% basis) with a view to consolidating the highly prospective Pastos Grandes basin. The transaction is expected to close in April 2023.

United States

Thacker Pass

  On March 2, 2023, the Company announced the start of construction activities at Thacker Pass following receipt of notice to proceed from the Bureau of Land Management (“BLM”).

    Major earthworks are expected to commence in H2 2023 and support the target to commence production in the second half of 2026.

    On February 22, 2023, the Company announced that it received a Letter of Substantial Completion from the U.S. Department of Energy (“DOE”) Loans Program Office for its application for the DOE’s Advanced Technology Vehicles Manufacturing Loan Program (“ATVM Loan Program”).

      The Company expects the DOE ATVM Loan Program process to be completed in 2023 and if approved, to fund up to 75% of the total capital costs for construction for Phase 1.

      The Company has approved a construction budget of $125 million to Q3 2023 with increased spending expected following completion of the DOE ATVM Loan Program process.

    On February 6, 2023, the US District Court, District of Nevada (“Federal Court”) ruled favorably for the Company in the appeal filed against the BLM by declining to vacate the Record of Decision (“ROD”).

      The Federal Court ordered the BLM to consider one issue under the mining law relating to the area designated for waste storage and tailings which is not expected to impact the overall construction timeline.

    On January 31, 2023, the Company released an independent National Instrument 43-101 feasibility study (the “Thacker Pass Feasibility Study”) and continues to advance the Thacker Pass construction plan targeting 80,000 tpa of battery-quality lithium carbonate production capacity in two phases (“Phase 1” and “Phase 2”) of 40,000 tpa, respectively.

    On January 31, 2023, mineral reserves and mineral resource estimates were updated with a measured and indicated (“M&I”) mineral resource estimate of 16.1 million tonnes (“Mt”) lithium carbonate equivalent (“LCE”) at an average grade of 2,070 parts per million lithium (“ppm Li”), and proven and probable mineral reserves of 3.7 Mt LCE at an average grade of 3,160 ppm Li.

    In Q4 2022, Bechtel Corporation was awarded the engineering, procurement and construction management (“EPCM”) contract for Thacker Pass Phase 1, Aquatech International LLC was awarded the contract for the magnesium sulfate and lithium carbonate chemical plants, and EXP Global Inc. received the contract for the sulfuric acid plant.

  Corporate

    As at December 31, 2022, the Company had $352 million in cash and cash equivalents and short- term bank deposits, with an additional $75 million in available credit.

      As of March 30, 2023, following the receipt of $320 million from a first tranche investment by General Motors (NYSE: GM) (“GM”), the Company has approximately $600 million in cash and cash equivalents and short-term bank deposits.

    On January 30, 2023, Lithium Americas entered into a purchase agreement with GM whereby GM agreed to make a $650 million equity investment in the Company and receive exclusive access to Phase 1 production at Thacker Pass through a binding supply agreement.

      On February 16, 2023, the initial tranche of $320 million closed with GM’s purchase of 15 million Lithium Americas’ common shares at $21.34 per share. GM is now Lithium Americas largest shareholder and offtake partner.

      The second tranche of $330 million is contemplated to be invested into the Company’s U.S. business following the proposed separation of its U.S. and Argentine businesses.

    On November 3, 2022, the Company announced that it intended to advance a reorganization that will result in the separation of its U.S. and Argentine business units into two independent public companies (the “Separation”). The Company continues to advance the execution plan for the Separation, targeting completion in H2 2023.

  TECHNICAL INFORMATION

  The Technical Information in this news release has been reviewed and approved by Rene LeBlanc, PhD, SME, Chief Technical Officer of Lithium Americas, and a Qualified Person as defined by National Instrument 43-101.

  FINANCIAL RESULTS

  Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Year ended December 31,
	2022	2021
	$	$
Expenses	(163.4)	(46.1)
Net loss	(93.6)	(38.5)
Loss per share – basic	(0.70)	(0.32)

(in US$ million)	As at December 31, 2022	As at December 31, 2021
	$	$
Cash, cash equivalents and short-term bank deposits	352.1	510.6
Total assets	1,016.5	817.3
Total long-term liabilities	(212.9)	(272.8)

  During the year ended December 31, 2022, expenses and net loss increased primarily due to increased share of loss of the Caucharí-Olaroz project mainly as a result of foreign exchange revaluation of intercompany loans, increases in exploration and evaluation expenditures as result of the timing of Lithium Nevada project development activities and other items.

  In 2022, total assets increased primarily due to the acquisition of Millennial Lithium Corp. Total long-term liabilities decreased due to a decrease in the fair value of the convertible senior notes derivative liability, offset by accrued interest on convertible senior notes, and the repayment of the subordinate loan facility in early 2022.

  This news release should be read in conjunction with Lithium Americas’ consolidated financial statements and management's discussion and analysis for the year ended December 31, 2022, which are available on SEDAR. All amounts are in U.S. dollars unless otherwise indicated.

  ABOUT LITHIUM AMERICAS

  Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and commenced construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

  For further information contact:
  Investor Relations
  Telephone: 778-656-5820
  Email: ir@lithiumamericas.com
  Website: www.lithiumamericas.com

  FORWARD-LOOKING STATEMENTS

  This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: successful development of the Caucharí-Olaroz project and the Thacker Pass project, including timing, progress, construction, milestones, scale, anticipated production, results thereof including with respect to Caucharí-Olaroz project Stage 2 expansion plans; plans for the Caucharí-Olaroz project to prioritize commissioning and the expected timing to complete deferred construction items as a result of such prioritization; expected initial capital costs for Stage 1 of the Caucharí-Olaroz project and the expected amount of the Company’s share of remaining funding requirements for the initial capital costs, including in light of inflationary and other economic conditions; the expected timing to complete a development plan and to make a construction decision for the Pastos Grandes project; successful completion of the acquisition of Arena Minerals, including anticipated timing, ability to meet conditions to closing, including receipt of court, Arena Minerals securityholders and stock exchange approvals, and expected benefits from such transaction, including successful consolidation of the Pastos Grandes basin; the outcome of the Company’s loan application filed under the DOE ATVM Loan Program, and the expected amount of funding for the Thacker Pass project expected to be provided thereunder; the Company’s ability to fund its development programs through debt or equity financing; the expected impact of ongoing litigation on the construction schedule for the Thacker Pass project, and the outcome of such litigation; timing and anticipated closing of the second tranche investment by GM, and the expected benefits of the GM investment; and the proposed Separation, timeline for completion and announcement of an execution plan for the Separation, and the successful completion of the Separation, including the receipt of necessary approvals related thereto.

  Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, the following: the Company’s ability to fund, advance and develop its projects, including results therefrom and timing thereof; capital costs, operating costs, and sustaining capital requirements of the Caucharí-Olaroz project and the Thacker Pass project, significant increases to such estimates and ability to finance any such increases; successful closing of second tranche of the GM investment to advance the Thacker Pass project; successfully operating under co-ownership arrangements and the Company maintaining cordial business relationships with key strategic partners and contractors; ability of the Company to secure additional debt or equity funding as needed to advance its projects; uncertainties relating to maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina, and the outcome of any litigation or regulatory processes concerning such permits; realizing on the expected benefits from transactions with existing partners; stable and supportive legislative, regulatory and community environments in the jurisdictions where the Company operates; demand for lithium, including that such demand is supported by continued growth in the electric vehicle market; the Company’s ability to produce battery grade lithium products; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; currency exchange and interest rates; general economic conditions, including inflationary conditions and their impact on the Company’s projects, contractors and suppliers; the feasibility and costs of proposed project designs and plans; availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance the Thacker Pass project; stability and inflation of the Argentinian peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including costs of litigation and regulatory processes, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; technological advancements and changes; estimates of mineral resources and mineral reserves, including whether mineral resources not included in current mineral reserves will ever be developed into mineral reserves; reliability of technical data; that pending patent applications are approved; government regulation of mining operations and M&A activity, and treatment under governmental, regulatory and taxation regimes; accuracy of development budget and construction estimates; successful integration of newly acquired businesses, and realization of expected benefits from investments made in third parties; changes to the Company’s current and future business plans and the strategic alternatives available to the Company; and stock market and economic conditions generally.

  Forward-looking information also involves known and unknown risks that may cause actual results to differ materially. These risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, changes in budget estimation, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, including the outcome of the Company’s loan application with the U.S. Department of Energy, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, changes in public perception concerning mining projects generally and opposition thereto, political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners and risks of enhanced political involvement in the lithium and critical minerals industries, permitting risk, including receipt of new permits and maintenance of existing permits, outcomes of litigation and regulatory processes concerning the Company’s projects, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, risks associated with climate change and its impact on the Company’s projects and operations, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, competitive industry risks, operational risks, health and safety risks, information technology and cybersecurity risks, economic conditions and economic uncertainty flowing from the COVID-19 pandemic, the Russian war in the Ukraine and inflationary conditions, dependency on key personnel and talent risks, and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s most recent annual management discussion analysis and annual information form, copies of which are available under the Company’s profile on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

  Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on such forward-looking information.